Mail Stop 3561

May 12, 2006

William Higdon
Chairman of the Board
Southern Iowa BioEnergy LLC
115 South Linden Street
Lamoni, IA 50140

> **Re:** **Southern Iowa BioEnergy LLC**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed May 2, 2006**
> **File No. 333-131775**

Dear Mr. Higdon:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Risk Factors, page 5

Risks Related to Southern Iowa BioEnergy LLC…, page 7

1. Please include a risk factor that addresses the significant delay due to the fact that you will not select the facility site or begin construction until the minimum amount is raised and you have secured debt financing for your project.

Directors, Executive Officers, Promoters and Control Persons, page 56

2. We note that in the marketing materials you provided to us, you refer to advisory board members. Please revise the prospectus to include the information required by Items 401-404 of Regulation S-B with respect to your advisory board.

Sales Materials submitted on April 28, 2006

General

3. Please revise your statements that REG has been contracted to build the facility, since in the prospectus you disclose that you have not yet entered into this contract. Similarly, please revise your statements that the facility will be located near Lamoni, since in the prospectus you state that you have not yet selected the site.

Your Opportunity to Invest in Renewable Energy Is Here

4. Please revise the statement that "[t]he SIBE offering was approved by the SEC."

Southern Iowa BioEnergy Launches Equity Drive

5. We note that you refer investors to your advisory board and Heartland Marketing Group for information about the offering. Please tell us why you believe the members of the advisory board and Heartland Marketing Group are not acting as broker-dealers, or describe to us in detail the exemption from broker-dealer registration that your advisory board and Heartland Marketing Group plan to rely upon.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Adam Phippen, Accountant, at (202) 551-3336 or George Ohsiek, Accounting Branch Chief, at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Peggy Kim, Senior Staff Attorney, at (202) 551-3411 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Christopher R. Sackett, Esq.
Via Fax (515) 283-0231